Exhibit 99.1

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

IN U.S. DOLLARS

- - - - - - - - - - - - -

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,001	$20,165
User funds	3,845	3,553
Trade receivables, net	2,336	1,880
Short-term bank deposit	26,395	20,000
Short-term investments	—	11,520
Other receivables and prepaid expenses	1,868	2,598
	55,445	59,716
NON-CURRENT ASSETS:
Property and equipment, net	475	583
Right-of-use assets, net	1,247	1,577
Intangible assets, net	6,643	7,607
Goodwill	15,628	15,628
Deferred taxes	1,112	969
Other long-term assets	1,602	1,605
	26,707	27,969
Total assets	$82,152	$87,685
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturity of lease liabilities	$492	$587
Trade payables	3,549	3,113
User accounts	3,845	3,553
Warrants liability	2,525	1,485
Accrued expenses and other payables	5,570	4,931
	15,981	13,669
LONG TERM LIABILITIES:
Lease liabilities	471	712
Employee benefit liabilities, net	1,395	1,256
Other long-term liabilities	—	6
	1,866	1,974
EQUITY: (Note 4)
Share capital	(*)	(*)
Share premium	258,387	256,194
Reserve from remeasurement of defined benefit plans	27	27
Accumulated deficit	(194,109)	(184,179)
Total equity	64,305	72,042
Total liabilities and equity	$82,152	$87,685
(*)	Represents an amount lower than $1

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Revenue	$11,013	$9,916
Cost of revenue	3,989	4,188
Gross profit	7,024	5,728
Operating expenses:
Research and development	4,901	6,014
Selling and marketing	6,829	7,081
General and administrative	5,342	6,079
Share listing expense (Note 1d)	—	46,717
Transaction-related costs (Note 1d)	—	3,703
Total operating expenses	17,072	69,594
Operating loss	(10,048)	(63,866)
Change in fair value of warrants	(1,040)	7,404
Finance income	1,275	1,690
Finance expenses	(137)	(223)
Financing income, net	1,138	1,467
Loss before income taxes	(9,950)	(54,995)
Income taxes (tax benefit), net	(20)	3
Loss	$(9,930)	$(54,998)
Other comprehensive income (loss) (net of tax effect):
Total components that will not be reclassified subsequently to profit or loss	—	—
Total comprehensive loss	$(9,930)	$(54,998)
Basic and diluted loss per Ordinary share (Note 8)	$(0.21)	$(1.33)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	48,057,015	41,802,993

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Reserve from
				re-measurement
	Share		Share	of defined	Accumulated
	capital		premium	benefit plan	deficit	Total
Balance as of December 31, 2023 (audited)	$	(*)	$256,194	$27	$(184,179)	$72,042
Total comprehensive loss		—	—	—	(9,930)	(9,930)
Issuance of Ordinary shares (see note 4c)		(*)	351	—	—	351
Exercise of options		(*)	248	—	—	248
Share-based compensation		—	1,594	—	—	1,594
Balance as of June 30, 2024 (unaudited)	$	(*)	$258,387	$27	$(194,109)	$64,305

				Reserve from
				re-measurement
	Share		Share	of defined	Accumulated
	capital		premium	benefit plan	deficit	Total
Balance as of December 31, 2022 (audited)	$	(*)	$140,229	$137	$(118,706)	$21,660
Total comprehensive loss		—	—	—	(54,998)	(54,998)
Issuance of Ordinary shares		(*)	113	—	—	113
Issuance of Ordinary shares, net in connection with the closing of the BCA (see Note 1d)		(*)	63,145	—	—	63,145
Exercise of options		(*)	19	—	—	19
Share-based compensation		—	1,128	—	—	1,128
Share listing expense		—	46,717	—	—	46,717
Balance as of June 30, 2023 (unaudited)	$	(*)	$251,351	$137	$(173,704)	$77,784

(*)Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Loss	$(9,930)	$(54,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	1,410	1,362
Share listing expense	—	46,717
Change in fair value of warrants	1,040	(7,404)
Changes in the fair value of contingent consideration	(6)	(903)
Share-based compensation	1,594	1,128
Operating expense settled by issuance of shares	351	—
Finance income, net	(1,132)	(1,206)
Taxes on income (tax benefit)	(20)	3
	3,237	39,697
Changes in asset and liability items:
Increase in user funds	(298)	(189)
Increase in user accounts	298	189
Increase in other receivables and prepaid expenses	(778)	(1,085)
Increase in trade receivables	(495)	(239)
Increase in trade payables	481	309
Increase (decrease) in accrued severance pay, net	114	(12)
Increase (decrease) in accrued expenses and other payables	696	(2,902)
	18	(3,929)
Cash paid and received during the period for:
Interest received, net	2,356	475
Taxes paid, net	(186)	(54)
	2,170	421
Net cash used in operating activities	(4,505)	(18,809)
Cash flows from investing activities:
Purchase of property and equipment	(17)	(68)
Proceeds from sale of property and equipment	2	1
Payment of payables for previous acquisition of a subsidiary	—	(136)
Investment in long-term deposits	(30)	(347)
Withdrawal of a deposit	33	—
Withdrawal of (investment in) short-term investments, net	11,520	(30,920)
Investment in short-term bank deposit	(6,000)	(20,000)
Net cash provided by (used in) investing activities	$5,508	$(51,470)

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	$—	$76,044
Repayment of lease liabilities	(305)	(287)
Repayment of short-term bank loan and credit	—	(2,504)
Exercise of options	197	19
Net cash provided by (used in) financing activities	(108)	73,272
Exchange differences on balances of cash and cash equivalents	(59)	(191)
Increase in cash and cash equivalents	836	2,802
Cash and cash equivalents at the beginning of the period	20,165	6,492
Cash and cash equivalents at the end of the period	$21,001	$9,294
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$—	$161
Issuance of shares for previous acquisition of a subsidiary	$—	$113
Receivables on account of exercise of options	$51	$—

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTE 1: — GENERAL

a.	Freightos Limited (the “Company” or “Freightos Cayman”, and together with its subsidiaries — “Freightos” or the “Group”) was incorporated on April 12, 2022 under the laws of the Cayman Islands. The Company is an exempted company limited by shares.

On May 27, 2022, Freightos Hong Kong Limited (formerly: Freightos Limited) (“Freightos-HK”), a Hong-Kong entity, completed a series of share swap transactions with its shareholders by which the shareholders of Freightos-HK exchanged their shares in Freightos-HK for an equivalent number and class of shares of the newly-created Freightos Cayman (the “Group Restructuring”). As of that date, Freightos-HK became a wholly-owned subsidiary of the Company. On September 30, 2022 Freightos-HK distributed the shares of several of its subsidiaries to the Company. Prior to that, in August 2022, as part of the distribution of shares of its subsidiaries, Freightos-HK increased its retained earnings by reducing its share premium for the same amount.

Freightos-HK has filed for, and obtained, a ruling from the Israel Tax Authority (the “ITA”) to confirm there is no current tax event for its Israeli shareholders arising out of these restructuring transactions. The ruling provides the Company, Freightos-HK and their subsidiaries certain tax benefits regarding the exchange of shares and distribution of the shares of Group’s subsidiaries, and includes a condition pursuant to which the Company registered for tax purposes in Israel.

b.	Freightos operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ Platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos operates its business through two segments - Platform and Solutions. The Platform segment provides digitized price quoting, booking and payments while considering actual capacity among global freight participants. The Solutions segment provides software tools and data to help industry participants automate their pricing, sales, and procurement processes.

c.	The Group has the following subsidiaries as of June 30, 2024:

Freightos-HK, a wholly-owned subsidiary of the Company following the Group Restructuring (see Note 1a), was incorporated in Hong-Kong on January 10, 2012. Through September 30, 2022 Freightos-HK served as the holding company of the rest of the group entities and on that date distributed the shares of several of its subsidiaries to the Company. Freightos-HK is principally engaged in the provision of business interface and fronting services to its Israeli affiliate.

Freightos Ltd, a wholly-owned subsidiary of the Company (directly and indirectly through Freightos-HK) was incorporated in Israel on August 8, 2012 and started its operation on that date (the “Israeli subsidiary”). Currently, the Israeli subsidiary owns the technology and intellectual property of the Group.

Freightos Software Development and Data Services Ltd., a wholly-owned subsidiary of the Company (whose shares are partially held in trust for the Company), was registered on January 18, 2012 in Ramallah, within the Palestinian Authority (the “Palestinian subsidiary”). The Palestinian subsidiary’s main activity is the development of certain software and know-how related to the Group’s offering of software and services, and customer and technical support.

NOTE 1: — GENERAL (Cont.)

Freightos Inc., a wholly-owned subsidiary of the Company, was incorporated in Delaware in the United States on May 28, 2015 (the “US subsidiary”). The US subsidiary is engaged in rendering billing services and holds the membership interests of 9T Technologies, LLC and the shares of Clearit Customs Services, Inc. (see below).

Web Cargo, S.L.U., a wholly-owned Spanish subsidiary of the Company, was acquired in August 2016 (“WebCargo”). WebCargo is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks. Currently, WebCargo operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development service provider for the Israeli subsidiary.

Freightos Information Technology (Shanghai) Co., Ltd., a wholly-owned subsidiary of Freightos-HK, was established on January 17, 2018, in the People’s Republic of China (the “China subsidiary”). The China subsidiary engages in providing certain customer and technical support services to the Group.

Freightos India Private Limited, a wholly-owned subsidiary of Freightos-HK, was established on March 13, 2019, in India, to act as a low-risk distributor of certain of the Group’s products and services in India.

9T Technologies LLC. (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, organized in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (formerly: 13096351 Canada Inc.) (“Clearit-CA”), a wholly-owned subsidiary of the Company, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022 . Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services, Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination completed on February 16, 2022. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

d.	Business Combination Agreement

On May 31, 2022, the Company entered into a business combination agreement (the “BCA”) with Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of the Company (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Freightos (“Merger Sub II”). The BCA was closed on January 25, 2023 (the “Closing Date”).

Pursuant to the BCA, on the Closing Date Merger Sub I merged with and into Gesher, with Gesher being the surviving entity. Then, Gesher merged with and into Merger Sub II with Merger Sub II surviving as a wholly-owned subsidiary of Freightos (collectively, the “Transactions”). Upon consummation of the Transactions, Freightos became a publicly traded company listed on the Nasdaq Capital Market under the symbols “CRGO” and “CRGOW” and the former equity holders of Gesher became equity holders of Freightos.

On the Closing Date, in connection with the closing of the Transactions Freightos also consummated private placements contemplated by a forward purchase agreement and a backstop agreement, each assigned from Gesher to the Company. Pursuant to these agreements a Forward Purchaser, as defined in the forward purchase agreement, purchased 4,000,000 Freightos units (consisting of one Ordinary share and one-half of a warrant) for a purchase price of $40,000 and additionally fulfilled a $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary shares and 500,000 Freightos newly issued warrants. In addition, a Backstop Investor, as defined in the backstop agreement, fulfilled the $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary shares and 100,000 newly issued Freightos warrants. In addition, pursuant to a PIPE Agreement, an investor purchased 1,000,000 Freightos Ordinary shares for a purchase price of $10,000.

NOTE 1: — GENERAL (Cont.)

On the Closing Date, in connection with the closing of the Transactions the Company and its shareholders recapitalized the Company’s equity securities whereby each share of the Company’s Preferred shares was converted into one Ordinary share. In addition, and immediately following that conversion each Ordinary share was converted into 3.51806 Ordinary shares (the “Share Split”). At the same time, and as part of the Share Split, each outstanding option to purchase an Ordinary share was converted into an option to purchase 3.51806 Ordinary shares and the exercise price of such option was reduced by dividing the exercise price by 3.51806. As a result of the Share Split the Ordinary shares, Preferred shares, options for Ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the Share Split had been in effect as of the date of these consolidated financial statements.

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) and the Group was deemed to be the accounting acquirer. Gesher did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based Share listing expense of $46,717 at the closing of the BCA that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of Gesher that were acquired:

		Number of
	Amount	Shares
Shares issued to Gesher shareholders		4,287,156
Opening price of the Company’s share on Nasdaq as of January 25, 2023 ($)	10.23
(A) Fair value of the Company’s shares issued to Gesher shareholders	43,858
Warrants issued to Gesher shareholders		12,250,000
Opening price of the Company’s warrants on Nasdaq as of January 25, 2023 ($)	0.74
(B) Fair value of the Company’s warrants issued to Gesher shareholders	9,012

Gesher’s cash in trust	8,127
Gesher’s liabilities	(1,974)

(C) Net assets of Gesher	6,153

IFRS 2 Listing expenses (A+B-C)	46,717

e.	These interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2024, the Company had an accumulated deficit of $194,109. During the six months ended June 30, 2024, the Company incurred a loss of $9,930 and negative cash flow from operating activities of $4,505. The Company’s management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements are issued.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The unaudited interim consolidated financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard (“IAS”) 34 - “Interim Financial Reporting”.

The Company’s unaudited interim consolidated financial statements as of June 30, 2024 and for the six months then ended (“interim financial statements”) should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2023 and for the year then ended which have been prepared in accordance with IFRS.

b.	Significant accounting policies:

The significant accounting policies, presentation and methods of computation adopted in the preparation of these interim financial statements are consistent with those followed in the preparation of the Company’s consolidated audited financial statements for the year ended December 31, 2023, except as set forth below.

c.	Initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:
1).	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the International Accounting Standards Board (“IASB”) issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.
●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. The Amendments did not have a material impact on the Company’s consolidated financial statements, other than for the Warrants liability which the Company classified as a current liability beginning on January 1, 2024 with a retrospective effect.

2).	Amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7” (“the Amendments”). The Amendments clarify certain aspects of the classification and measurement of financial instruments.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendments address the following:

●	Derecognition of a financial liability settled through an electronic transfer system - an entity is permitted to make an accounting policy election to derecognize a financial liability (or part of it) that is settled in cash using an electronic payment system before the settlement date if certain conditions are met. An entity that makes this accounting policy election is required to apply it to all financial liabilities settled using the same electronic payment system.
●	Assessing contractual cash flow characteristics for the classification of financial assets - the Amendments clarify how to assess the characteristics of contractual cash flows of financial assets with features linked to environmental, social and corporate governance (ESG) targets and other similar contingent features. The Amendments also enhance the description of the term ‘non-recourse’ and clarify the characteristics of contractually linked instruments (CLIs).
●	Disclosures – the Amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities with contractual terms that include contingent features (including ESG-related) and new disclosures for investments in equity instruments measured at fair value through other comprehensive income (FVTOCI).

The Amendments are to be applied retrospectively commencing from annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted subject to disclosure. An entity is permitted to early adopt only the Amendments that relate to the classification of financial assets and the related disclosures. An entity is not required to restate prior periods, but may do so if, and only if, it is possible to do so without the use of hindsight.

The Amendments are not expected to have a material effect on the Company’s interim consolidated financial statements.

NOTE 3: — FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, user funds, trade receivables, short-term bank deposit, short-term investments, other receivables, trade payables, user accounts and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the contingent payments recorded as part of the acquisition of the Clearit business closed in February 2022, was estimated using a valuation method based mainly on the current fair value as well as on certain other management estimations of the probability of meeting certain performance indicators.

The fair value of the Warrants liability was valued using the market price of the instrument, which is listed on the Nasdaq Capital Market under the symbol CRGOW.

The following table presents the fair value measurement hierarchy for the Group’s financial instruments assets and liabilities carried at fair value:

	Fair value hierarchy (unaudited)
As of June 30, 2024:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instrument	$—	$12	$—	$12
Liabilities measured at fair value:
Other current liabilities - hedge instruments	—	(24)	—	(24)
Warrants liability	$(2,525)	$—	$—	$(2,525)

NOTE 3: — FAIR VALUE MEASUREMENT (Cont.)

	Fair value hierarchy (audited)
As of December 31, 2023:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instrument	$68	$—	$—	$68
Liabilities measured at fair value:
Other current liabilities - hedge instruments	(10)	—	—	(10)
Other long-term liabilities – contingent payments for business combinations	$—	$—	$(6)	$(6)
Warrants liability	$(1,485)	$—	$—	$(1,485)

There were no transfers from Level 1 to Level 2 during the reporting periods.

The changes in Level 3 in the period of six months ended June 30, 2024 were as follows:

Other long-
term liabilities

Fair value as of December 31, 2023	$6
Change in fair value	(6)

$—

NOTE 4: — EQUITY

a.	Composition of share capital:

		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding

	June 30, 2024		December 31, 2023
	(unaudited)		(audited)
Ordinary shares of $0.00001 per share	350,000,000	48,322,673	350,000,000	47,894,688
Preferred shares of $0.00001 per share	1,000,000	—	1,000,000	—

b.	Movement in issued and outstanding share capital:

Number of shares
Balance as of January 1, 2024	47,894,688
Issuance of Ordinary shares	115,174
Vested RSU’s	41,775
Exercise of options into Ordinary shares	271,036
Balance as of June 30, 2024	48,322,673

NOTE 4: — EQUITY (Cont.)

c.	Issuance of Ordinary shares in the period of six months ended on June 30, 2024:

In January 2024 and in May 2024 the Company issued 55,806 and 59,368 Ordinary shares, respectively, to airline groups with whom Freightos launched its Digital Air Cargo Council (“DACC”). These Ordinary shares issued, valued at an aggregate amount of $351, were recorded as an operating expense in January 2024 in the consolidated statement of profit or loss.

d.	Rights attached to shares:

The holders of Ordinary shares are entitled to receive dividends only when, as and if declared by the Board of Directors and are entitled to one vote per share at meetings of the Company. All Ordinary shares rank equally with regard to the Company’s residual assets.

e.	Capital management:

Capital comprises share capital and reserves as stated in the statement of financial position. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for the shareholders.

NOTE 5: — SHARE-BASED PAYMENT

In May 2022 as part of the Group Restructuring, the Company established the Freightos 2022 Long-term Incentive Plan (the “2022 Plan”), which is intended to be a successor to the Company’s 2012 Global Incentive Option Scheme (the “2012 Plan”), such that no additional stock awards will be granted under the 2012 Plan. Any shares that otherwise remained available for future grants under the 2012 Plan ceased to be available under the 2012 Plan and will not be available for grants under the 2022 Plan. In addition, Freightos-HK assigned to the Company all rights, obligations and liabilities under the 2012 Plan and all options to purchase Freightos-HK Ordinary shares that were granted under the 2012 Plan, whether vested or unvested, have been converted into and became options to purchase an identical number of Ordinary shares of the Company under the 2022 Plan.

The fair value of share options, granted in the periods of six months ended June 30, 2024 and 2023, was estimated using the Black- Scholes option pricing model with the following assumptions:

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Weighted average expected term (years)	5.44-6.11	5.96-6.37
Interest rate	4.24%	4.18%-4.21%
Volatility	47.29%-48.21%	47.56%-47.12%
Dividend yield	0%	0%

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

NOTE 5: — SHARE-BASED PAYMENT (Cont.)

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive loss as follows:

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Cost of revenue	$190	$159
Research and development	318	295
Selling and marketing	403	261
General and administrative	683	413
	$1,594	$1,128

The changes in outstanding share options were as follows:

	For the period of six months
	ended June 30,
	2024 (unaudited)		2023 (unaudited)
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
Options at beginning of the period	4,908,983	3.25	5,286,884	3.21
Granted	18,100	0.01	264,291	4.25
Exercised	(271,036)	0.91	(23,126)	0.81
Forfeited	(205,828)	3.67	(79,476)	2.64
Options outstanding at end of the period	4,450,219	3.36	5,448,573	3.27
Options exercisable at end of the period	3,182,050	2.83	3,112,899	1.97

Based on the above inputs, the weighted average fair value of the options granted in the periods of six months ended June 30, 2024 and 2023, was determined at $2.85 and $2.16 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of June 30, 2024 was 7.31 years (as of December 31, 2023: 6.63 years).

The range of exercise prices for share options outstanding as of June 30, 2024 was $0.01 — $8.44 (as of December 31, 2023 was $0.01 — $8.44).

There were no Restricted share units (“RSU”) grants in the six months ended June 30, 2023. The changes in outstanding RSU for the six months ended June 30, 2024 were as follows:

		Weighted-
	Number	average fair
	of Units	value
Balance at January 1, 2024	919,750	2.76
Granted	382,988	2.86
Vested	(41,775)	2.36
Cancelled	(102,013)	2.74
Units outstanding at June 30, 2024	1,158,950	2.80

As of June 30, 2024 there was $1,235 of total unrecognized compensation cost related to unvested RSUs which is expected to be recognized over a weighted-average period of 2.51 years.

NOTE 6: — COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2024 the Company issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Jerusalem, for a total secured amount of $56.

Certain long-term investments in the amount of $255 were pledged by the Israeli Subsidiary in favor of Israeli banks to secure certain activity with the bank, mainly the Group’s hedging activity

NOTE 7: — OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess their performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows:

1.	Solutions segment. Freightos provides software tools and data to help the freight industry participants automate their pricing, sales, and procurement processes. Revenue includes recurring subscriptions for SaaS or data and certain non-recurring revenue from professional services that enable a user to implement and use the SaaS solution.
2.	Platform segment. Freightos provides digitized price quoting, booking and payments while considering actual capacity among global freight participants (the users). The transactional platforms enable freight forwarding companies to procure capacity from carriers, and enable importers and exporters to procure services from freight forwarders, or occasionally, directly from carriers. Revenue is transactional type fees generated from specific freight-service transactions booked between buyers and sellers on Freightos’ Platform.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents revenue and operating loss per segment:

	Solutions	Platform	Unallocated	Total
For the period of six months ended June 30, 2024 (unaudited)
Subscriptions	$6,875	$—	$—	$6,875
SaaS-related professional services	266	—	—	266
Transactional Platforms fees	—	3,872	—	3,872
Total revenue	7,141	3,872	—	11,013

Operating loss	$(455)	$(5,990)	$(3,603)	$(10,048)

For the period of six months ended June 30, 2023 (unaudited)
Subscriptions	$6,179	$—	$—	$6,179
SaaS-related professional services	272	—	—	272
Transactional Platforms fees	—	3,465	—	3,465
Total revenue	6,451	3,465	—	9,916

Operating income (loss)	$1,324	$(5,936)	$(59,254)	$(63,866)

Unallocated includes corporate expenses and share-based compensation.

NOTE 7: — OPERATING SEGMENTS (Cont.)

For the periods of six months ended June 30, 2024 and 2023, no single Solutions customer or Platform user accounted for 10% or more of the Company’s consolidated income.

c.	The Company’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the period of six months ended June 30, 2024 (unaudited)
Europe	$3,024	$—	$3,024
Hong Kong	103	1,943	2,046
United States	3,327	1,111	4,438
Other	687	818	1,505
	$7,141	$3,872	$11,013

For the period of six months ended June 30, 2023 (unaudited)
Europe	$2,465	$—	$2,465
Hong Kong	236	1,541	1,777
United States	3,337	1,165	4,502
Other	413	759	1,172
	$6,451	$3,465	$9,916

The Company’s revenue from its Solutions segment is classified based on the location of the customers.

The Company’s revenue from its Platform segment is classified to its business in Hong Kong except for revenue earned by Clearit or 7LFreight which is classified based on the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using the Company’s services.

As of June 30, 2024 and December 31, 2023, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada and US due to acquisitions and also in Israel, Hong Kong and Spain.

NOTE 8: — LOSS PER ORDINARY SHARE

Details of the number of shares and loss used in the computation of basic and diluted loss per share:

	Number of shares
	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Weighted number of Ordinary shares(*)	48,057,015	41,802,993

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Loss	$9,930	$54,998
Preferred shares dividend (**)	—	638
For the computation of basic and diluted loss per share	$9,930	$55,636
(*)	The computation of diluted loss per share did not take into account potential Ordinary shares (detailed below) due to their anti-dilutive effect:

NOTE 8: — LOSS PER ORDINARY SHARE (Cont.)

a.	5,609,169 options and RSUs to employees, directors and consultants outstanding as of June 30, 2024 under the share-based compensation plan (5,448,573 as of June 30, 2023).
b.	14,850,000 Warrants outstanding as of June 30, 2024 and 2023.
c.	1,195,671 Ordinary shares that as of June 30, 2023 were to be issued contingent upon future conditions. These Ordinary shares were a consideration in a business combination, a part of the acquisition of a technology and part of the launch of the DACC (as of June 30, 2024 - nil).
(**)	In January 2023 the Company converted all of its Preferred shares to Ordinary shares as part of the Transactions - see Note 1d.

NOTE 9: — RELATED PARTIES

a.	For the six months ended June 30, 2024, related parties consisted of 11 directors (including the CEO, who is also a key officer and shareholder) who served on the Company’s Board of Directors during the period and 6 other individuals who served as key officers during the period. For the six months ended June 30, 2023, related parties consisted of 9 directors (including the CEO, who is also a key officer and shareholder) who served on the Company’s Board of Directors during the period and 6 other individuals who served as key officers during the period.
b.	Related party transactions:

The Company entered into a number of commercial agreements with a subsidiary of one of its investors in connection with a number of ocean cargo indexes. The investor’s subsidiary serves as a benchmark administrator for the indexes and the Company serves as the calculating agent of these indexes. In addition, the parties share the revenue from licensing certain data used in calculating the indexes. The total expense accrued by the Company during the six month periods ended June 30, 2024 and 2023 was $81 and $95, respectively. The expense was included under sales and marketing in the unaudited interim consolidated statements of profit or loss. Outstanding balance as of June 30, 2024 and December 31, 2023 was $49 and $40 respectively was included under other receivables and prepaid expenses.

Certain of the Company’s investors also conduct business on the Company’s transactional platforms through other of the investors’ respective group members. Fees charged for these users are no more favorable than terms generally available to third parties under the same or similar circumstances.

c.	Benefits to directors:

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)

Compensation to directors not employed by the Company or on its behalf	$30	$64
Share-based payments to directors not employed by the Company or on its behalf	51	—
	$81	$64
Number of directors who received the above compensation by the Company	4	3

NOTE 9: — RELATED PARTIES (Cont.)

d.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	For the period of
	six months ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Short-term employee benefits	$826	$1,103
Share-based payments	574	420
Post-employment benefits	18	—
	$1,418	$1,523
Number of key officers	7	7

NOTE 10: — EVENTS AFTER THE REPORTING DATE

On August 16, 2024 the Company acquired all of the shares of Shipsta, a leading freight tender procurement platform. The acquisition will be financed through a combination of cash and equity. The consideration includes a cash payment of approximately Euro 4,500 and the issuance of approximately 640 thousand Freightos shares to a key Shipsta shareholder, subject to adjustment for working capital, and customary holdbacks.

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